

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2016

Edward G. Atsinger III
Chief Executive Officer
Salem Media Group, Inc.
4880 Santa Rosa Road
Camarillo, CA 93012

      Re: Salem Media Group, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed March 11, 2016
             File No. 000-26497

Dear Mr. Atsinger:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Larry Spirgel

                      Larry Spirgel
                      Assistant Director
                      AD Office 11 – Telecommunications